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                                                                    Exhibit 99.1


            GERDAU AMERISTEEL HALTS OPERATIONS AT BEAUMONT STEEL MILL
                             PENDING LABOR AGREEMENT


BEAUMONT, TEXAS, MAY 26, 2005 -- Gerdau Ameristeel today ceased operations at its Beaumont, Texas mill in an effort to encourage the United Steelworkers of America (USWA) labor union to act on the company's "last, best and final" agreement offer presented to the union committee on May 9, 2005.

"We regret that the union committee has forced us to take this action until a labor agreement is achieved," said Philip Bell, director of human resources for Gerdau Ameristeel. "The company has exercised this legal provision to end the uncertainty both sides face by not having a new labor contract. We are eager to get the mill reopened as soon as an agreement is reached. We want our employees back at work as soon as possible."

The company and its workforce have been working without a labor agreement since March 31, 2005, and have been negotiating since January 18, 2005.

The final contract options proposed by Gerdau Ameristeel are very similar to the contract previously in place at the Beaumont mill. The company's proposals include the opportunity for a long-term agreement and competitive benefits and pay.

The company's goal is to achieve an agreement that allows the mill to compete against imported steel and offer good wages and benefits. "Employees are the Beaumont mill's competitive advantage. The best thing Gerdau Ameristeel can do for the workforce, their families, the community, the company, and our customers is to work diligently with the union and our employees to make the Beaumont wire rod mill competitive on a global basis and help protect quality jobs in Beaumont," added Bell.


ABOUT THE BEAUMONT MILL
The Beaumont mill recycles more than 500,000 tons of steel each year to produce wire rod commonly used to manufacture closet shelving, clothes hangers, and nails. Gerdau Ameristeel purchased the mill in November 2004 and has invested more than $500,000 in improvements based on input from employees. The company has ear-marked more than $25 million to upgrade mill operations pending a long-term agreement.


ABOUT GERDAU AMERISTEEL
Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 8.4 million tons of mill finished steel products. Through its vertically integrated network of 15 minimills (including one 50%-owned minimill), 16 scrap recycling facilities, and 42 downstream operations (including two 50%-owned joint ventures), Gerdau Ameristeel primarily serves customers in the eastern two-thirds of North America. The company's products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers for use in a variety of industries, including construction, cellular and electrical transmission, automotive, mining and equipment manufacturing. Gerdau Ameristeel's common shares are traded on the Toronto Stock Exchange under the symbol GNA.TO and the New York Stock Exchange under the symbol GNA.